United States securities and exchange commission logo





                              December 1, 2021

       James Doris
       Chief Executive Officer
       Camber Energy, Inc.
       15915 Katy Freeway, Suite 450
       Houston, Texas, 77094

                                                        Re: Camber Energy, Inc
                                                            Form 10-K/A for the
Fiscal Year ended March 31, 2020
                                                            Filed November 22,
2021
                                                            File No. 001-32508

       Dear Mr. Doris:

              We have reviewed your November 12, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 5, 2021 letter.

       Form 10-K/A for the Fiscal Year ended March 31, 2020

       Business
       Viking Plan of Merger, page 10

   1. We note your response to prior comment two explaining that you regard the voting rights associated with the
Series C preferred shares of Viking Energy Group, Inc. (Viking) to be potential voting rights
that are conditioned upon future events, and have therefore limited your assessment of
control to voting interests alone, without considering any contingent actions or events. We
note that you have not addressed any circumstances under which control may be
restricted by approval or veto rights of the minority shareholder.

                                                        FASB ASC 810-10-25-5
explains that in evaluating the rights of a non-majority owner of common shares pursuant
to FASB ASC 810-10-15-10(a)(1)(iv), you would need to
 James Doris
FirstName LastNameJames    Doris
Camber Energy,  Inc.
Comapany1,
December  NameCamber
             2021        Energy, Inc.
December
Page 2    1, 2021 Page 2
FirstName LastName
         consider whether such owner may effectively participate in significant financial and operating decisions of the investee that are made in the ordinary course of business, or is able to block actions proposed by the majority owner of common shares.

         FASB ASC 810-10-25-7 explains that substantive participating rights "shall overcome the presumption that the investor with a majority voting interest...shall consolidate its investee," while FASB ASC 810-10-25-12 clarifies that the likelihood of a participating right being exercised "should not be considered when assessing whether a noncontrolling right is a substantive participating right."

         Tell us how you have considered the extent to which the Viking CEO is involved in making significant financial and operating decisions on behalf of Viking, and the voting rights that are available to the Viking CEO pursuant to the Viking Series C preferred stock, relative to the guidance in FASB ASC 810-10-25-1 through 25-14.

         Please also explain how you determined that the voting interest model would be the applicable consolidation model under GAAP.
2. Please submit your analysis of the guidance in FASB ASC 805-10-55-10 through 15, as would apply to the consolidated entity if the exchange of equity interests occurs, as requested in prior comment two.
Note 4 - Restatement of Previously Issued Financial Statements, page F-17

3. We note your disclosure indicating that you restated your financial statements to reclassify the Series C preferred stock to temporary equity and to recognize a derivative liability
         "...for certain conversions of the Series C Stock into common stock," which is further described as representing "...the potential obligation to issue additional shares after the
         Series C shares have been converted to common shares."

         In your response to prior comment four, you similarly express the view that "upon conversion, the Series C Redeemable Convertible Preferred Stock creates a derivative that requires liability classification." In other words, it appears that your derivative liability is limited to partially settled conversions and does not relate to the remaining outstanding preferred shares for which a conversion notice has not yet been received.

         However, we note that Sections I.G.7e, I.C.2 and I.G.2 of your April 20, 2021 amended
         Certificate of Designation indicate that a conversion notice will require payment of the conversion premium in shares of common stock, whereas the dividend/conversion premium amount and the number of shares issuable to settle this amount vary over the seven year term of the instruments, or until a conversion notice is received and settled, and appear to be based on inputs that are extraneous to the pricing of a fixed-for-fixed option or forward on equity shares. For example, the dividend rate described in Section I.F.3b is effected by any Triggering Event listed in Section I.H.1.
 James Doris
FirstName LastNameJames    Doris
Camber Energy,  Inc.
Comapany1,
December  NameCamber
             2021        Energy, Inc.
December
Page 3    1, 2021 Page 3
FirstName LastName
         Tell us why you believe the derivative liability would be appropriately limited in the manner that you describe, and would not need to encompass the variable conversion and settlement provisions underlying the conversion premium on the outstanding Series C preferred stock to comply with FASB ASC 815-15-25-1.

         Submit the analyses requested in our November 5, 2021 comment four, including specific references to those sections of the accounting standards that constitute the authoritative support for your view, and identify the particular sections of the Certificate of Designation that include the terms and provisions that you have evaluated.
4. Given that holders of your Series C preferred stock may elect conversion at any time, which would in turn require payment of the conversion premium that includes the value of dividends based on a seven-year term, and considering that your derivative liability as presently described does not account for the unpaid conversion premium, tell us why you did not include your estimate of the total conversion premium within the temporary equity balance to reflect the maximum redemption amount, as would ordinarily be required to conform to the guidance in FASB ASC 480-10-S99-3A.14.
Note 10 - Derivative Liabilities, page F-25

5. We note that you added disclosure to indicate the Series C preferred stock may be converted into common shares at a fixed $3.25 conversion price, and that any conversion premium that you chose to settle in cash would be fixed and not subject to adjustment.

         However, in your April 16, 2021 response to comments one and three, you indicated this conversion price was subject to adjustment for subsequent changes in the capital structure based on Section I.G.4, and you amended the Certificate of Designation to remove the cash settlement option as a correction to the instrument.

         Please revise your disclosures to reflect the applicable conversion price and, considering the date of the audit opinion and disclosures of recent subsequent events in Notes 15 and
         21, to clarify that you amended the Certificate of Designation on April 20, 2021 to remove the cash settlement option after determining that it did not reflect the original intent of the parties involved, consistent with your prior representation. Financial Statements
Note 15 - Stockholders Equity, page F-34

6. We note that you have not disclosed the information requested in comment four of our
         March 15, 2021 letter, or provided the reconciling schedule requested in comment one of our March 15, 2021 letter, although you agreed to provide this information in your
         September 20, 2021 response to comment two.

         Please further revise your disclosures to include your estimate of the number of shares issuable to settle future conversions of the Series C preferred stock, including the conversion premiums, and reflecting your consideration of all provisions that pertain to
 James Doris
Camber Energy, Inc.
December 1, 2021
Page 4
         the computation of settlement amounts. Please disclose all of the information that is required by FASB ASC 505-10-50-3, 50-6 and 50-8, as previously requested.

         Please also submit a list of all changes that would be necessary to fully update the
         Certificate of Designation to reflect all terms and figures that would be utilized in the computation of amounts that will be due either in shares or cash during the seven-year term, along with your computations of the potential number of issuable shares.
      You may contact John Cannarella, Staff Accountant at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 if you have questions.



FirstName LastNameJames Doris                                  Sincerely,
Comapany NameCamber Energy, Inc.
                                                               Division of
Corporation Finance
December 1, 2021 Page 4                                        Office of Energy
& Transportation
FirstName LastName